United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sandisk Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-42420	99-1508671
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

951 Sandisk Drive Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Bernard Shek

Chief Legal Officer and Secretary

(408) 801-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), Sandisk Corporation (the “Company”) has filed this Form SD for the reporting period from January 1, 2025 to December 31, 2025.

The description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD.

This Form SD and our Conflict Minerals Report, filed as an Exhibit to this Form SD, are publicly available on the Internet at: https://investor.sandisk.com/financial-information/sec-filings. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference into this Form SD or the related Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3—Exhibits

Item 3.01	Exhibits

The following exhibit is submitted as part of this report.

Exhibit 1.01   Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANDISK CORPORATION (Registrant)

By:	/s/ Bernard Shek	May 22, 2026
Name:	Bernard Shek
Title:	Chief Legal Officer and Secretary